Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

20 October 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hatfull

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Relists on NZX

Cue Energy is pleased to announce that it is relisting tomorrow on the New Zealand Stock Exchange (NZX).

In New Zealand Cue has interests in the producing Maari oil field, and adjacent Manaia oil field, as well as recently acquired interests in exploration permits PEP51313 in the offshore Taranaki basin and PEP51149 in the onshore Taranaki basin.

Currently 26% of Cue shareholders are New Zealand based and hold approximately 40% of the ordinary fully paid shares.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

20th October 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

19 October 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Expands Interests in New Zealand

Cue is pleased to advise that it has farmed into two new exploration permits in New Zealand.

PEP 51313

Cue has obtained a 20% interest from Todd Exploration in permit PEP 51313 which lies immediately adjacent to the Maari and Manaia oil fields in the offshore Taranaki Basin of New Zealand (see map). The permits cover an area of 2628 sq km and the 5 year permit term began on 30 July 2009.

The permit incorporates most of the area of PEP 38494 in which Cue was obtaining a 20% interest. This permit was relinquished earlier this year and has been incorporated into PEP51313.

The permit work programme, in the first 2 years, consists of seismic reprocessing, 3D seismic acquisition over the greater Matariki area and the acquisition of 2D seismic in year 2.

The joint venture has the option to drill exploration wells in the third and fifth years of the permit.

Cue will earn its 20% interest by reimbursing Todd for Cue's equity share of prior permit costs and in addition funding part of Todd's share of the 3D seismic costs.

Participants in PEP 51313 are:

Cue Taranaki Pty Ltd	*20%*
Todd Exploration Limited	*50% Operator*
Horizon Oil (New Zealand) Limited	*30%*

PEP 51149

Cue is obtaining a 20% interest from Todd Exploration in permit PEP 51149. The permit is largely onshore in the Taranaki Basin south of New Plymouth, New Zealand (see map)

Cue is earning its interest by reimbursing Todd Exploration for Cue's equity share of permit costs incurred from the award of the permit in September 2008.

PEP 51149 contains several prospects and leads that have potential to contain significant commercial volumes of natural gas.

A 2D seismic survey has recently been acquired over the Tohu lead. The joint venture has the option to drill exploration wells in later years.

Cue's Comment

The acquisition of interests in these permits will build on Cue's interests in the successful Maari and Manaia oil fields. Each of the new permits contain several prospects and leads that have excellent potential for future oil and gas discoveries.

Participants in PEP 51149 are:

Cue Taranaki Pty Ltd	*20%*
Todd Exploration Limited	*50% Operator*
Mighty River Power Limited	*30%*

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au

Robert J Coppin
Chief Executive Officer

19th October 2009


PEP 51313 Location
N
Kiwa - 1
Hector - 1
PEP 38483
Hine
Pukeko - 1
Pukeko
PMP 38160
Maari
Moki - 1
Moki - 2
Maui
Paikea
Te Whatu-2
Te Whatu
Manaia
Paua
PEP 51321
Matariki
Strat-Play
Matariki
Rehua
PEP 51313
Cue 20%
North Tasman -1
Puanga
Puanga-iti
Takurua
Tasman-1
Legend
Cue Permit
Oil Fields
Prospects
Leads
Wells
Scale 10km
New Zealand
Source: Todd Petroleum 2009


PEP 51149 Location
NEW ZEALAND
New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Pungarehu
Tohu
Burgess-1
Rahotu-1
New 2D seismic
Mt Taranaki
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Legend
Cue Permit
Oil Fields
GasFields
Prospects
Leads
Wells
Kapuni Gas Field
Scale 5km
Source: Todd Petroleum 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC Mail Processing
Section

OCT 27 2009

Washington, DC
110

20 October 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

PRESENTATION

October 2009

IT'S ALL ABOUT PERFORMANCE

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Cue Energy Resources Limited

CORPORATE UPDATE

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	163,103,314	23.55%
2	UOB Kay Hian Private Limited	115,596,671	16.69%
3	Octanex NL	43,656,168	6.30%
4	Todd Tasman Oil Ltd	25,920,000	3.74%
5	CIMB-GK Securities Pte Ltd	10,566,427	1.53%
6	Portfolio Securities Pty Ltd	10,737,130	1.44%
7	Berne No 132 Nominees Pty Ltd	11,318,397	1.63%
8	Mr Ernest Geoffrey Albers	10,994,743	1.59%
9	Mr Peter Neville Findlay	8,017,134	1.16%
10	Mr Colin MacEwan & Ms Bronwyn Beder	7,265,000	1.05%
11	ANZ Nominees Limited	4,310,266	0.62%
12	JP Morgan Nominees Australia Limited	3,968,602	0.57%
13	SCFI Pty Ltd	3,700,000	0.53%
14	Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,550,000	0.51%
15	Pressure Drop Pty Ltd	3,000,000	0.43%
16	National Nominees Limited	2,813,675	0.41%
17	Reviresco Nominees Pty Ltd	2,600,000	0.38%
18	Peter William Hall	2,500,000	0.36%
19	Bell Potter Securities	2,317,252	0.33%
20	Jilliby Pty Ltd	2,300,000	0.33%

Australian Registered Company

Shareholders	4,882
Listings	Australia/PNG
Ordinary Shares	692,694,718 Million
Top 20 Shareholders	447 Million (65%)

Top 2 Shareholders

Todd Petroleum	27%
Singapore Petroleum	16.3%
Market Capitalisation @ A0.26 cents	A$180 Million
Cash at 30 Sept 2009	A$18.8 Million
Project Loan Facility	US$20 Million
Employees	7

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

Board

Richard Tweedie LL.B *(NON EXECUTIVE CHAIRMAN)*
MD Todd Energy NZ – 27% of shares

Leon Musca LL.B *(NON EXECUTIVE DIRECTOR)*
Lawyer - 1.8% of shares

Steven Koroknay (B Eng) *(NON EXECUTIVE DIRECTOR)*
30 years experience
Joined Cue 2009

Executives

Bob Coppin B Sc (Hons) *(CHIEF EXECUTIVE OFFICER)*
40 years experience, oil & gas
Joined Cue 1994

Andrew Knox B Com *(CHIEF FINANCIAL OFFICER)*
24 years experience, oil & gas
Joined Cue 1994

Terry White B Sc (Hons) *(EXPLORATION MANAGER)*
27 years experience, oil & gas
Joined Cue 2008

… very experienced team

Cue Energy Resources Limited

GROWTH PLAN

… Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$ 500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

… balanced portfolio


CUE HYDROCARBON INVENTORY
Cue Energy Resources Limited
OIL RESERVES / RESOURCES
0.27 mmbls (2P*)
Oyong
(Indonesia)
0.12 mmbls (2P)
SE Gobe
(PNG)
2.3 mmbls (2P)
Maari
(New Zealand)
0.5 mmbls (2P equiv*)
Manaia / Maari other
(New Zealand)
... drives cashflow increase
GAS RESOURCES / RESERVES
2.5 BCF
(2P equiv)
SE Gobe
(PNG)
~30 BCF
(2P equiv)
Kimu
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)
* Cue estimate
...Large future gas potential

NET PRODUCTION FORECAST

Cue Energy Resources Limited


BOEPD
3500
3000
2500
2000
1500
1000
500
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
SE Gobe gas
Barikewa gas
Cash Maple gas
SE Gobe Oil
Oyong Oil
Maari Oil
Manaia, M2A Oil
Oyong Gas
Wortel Gas
Other Gas

Cue Energy Resources Limited

PROJECT UPDATES

ASSET LOCATION MAP



Cue Energy Resources Limited
OIL, GAS PRODUCTION Sampang PSC Cue 15%
CONTINGENT GAS RESOURCE AC/RL 7 Cue 20%
EXPLORATION WA-389-P *Cue 100%
EXPLORATION WA-409-P *Cue 50%
EXPLORATION WA-359-P WA-360-P + Cue 20%
EXPLORATION WA-361-P Cue 15%
OIL PRODUCTION PDL3 Cue 5.568892% (SE Gobe Unit 3.285651%)
EXPLORATION PPL190 Cue 10.947%
CONTINGENT GAS RESOURCE PRL9 Cue 14.894%
CONTINGENT GAS RESOURCE PRL8 Cue 10.72%
EXPLORATION T/37P & T/38P * Cue 50%
OIL PRODUCTION/ APPRAISAL PMP 38160/ PEP 38413 Cue 5%
EXPLORATION PEP 51313 & PEP 51149 Cue 20%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
W.A.
N.T.
QLD
S.A.
N.S.W.
VIC
TAS
PERTH
ADELAIDE
MELBOURNE
HOBART
CANBERRA
SYDNEY
BRISBANE

* Operator

+ MEO +5% OPTION



PAPUA NEW GUINEA
Cue Energy Resources Limited
PNG
Mt Hagen
Goroka
Lae
Kerema
PORT MORESBY
P'Nyang
Hides
Juha
Moran
Agogo
Kutubu
Gobe
SE Gobe
Fold Belt
Foreland
PDL 3
PPL 190
Kimu
PRL 8
Barikewa
PRL 9
KUMUL MARINE TERMINAL
0 50
KILOMETRES
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Proposed gas pipeline
Oil pipeline

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD

Cue Energy Resources Limited


PPL190
Makas
PPL219
Gobe Main Field
Gobe 2X
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
Gobe 7
Gobe 4
Gobe 3X
SEG 10
SEG 13
SEG 14
SEG 1
SEG 2
SEG 7
SEG 12
Saunders_1
SEG UNIT
N99-215
Cobra -1A
Beaver_1
Bilip_1
Tabe
PPL190
Iehi-1
0
5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Retention licence appl area

... provides base income

SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



113°00' E
113°30' E
114°00' E
07°00' S
07°30' S
9 200 000mN
700 000mE
750 000mE
Bangkalan
Geger (Java)-1
Konang-1
Jambu-1
Sumberlantang 1
Arnin Rancak 1
Kecodur Barat 1
Tanjung-001
Bujur Tengah-1
Bujur Timur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Sumenep-1
Sumenep
M a d u r a
Kertegeneh Field
Puteran
Sampang
Pamekasan
Camplong-1
Gugul-1
Genteng
MW-1
Raja
Herbras Utara
Herbras-1
Madura Offshore PSC
CD-1
Ubur-Ubur
Surabaya
Wortel
Persik
Kentang
AREA II
Oyong Field
Rambat
Jalar
Pare
MS1-1
AREA III
Paus
Tongkol
XX-1st
MDB-1
KE 11A
Ang-1
Ang Utr-1
Mng-1
Ang-2
Ang-3
AREA I
Jeruk-1
Jeruk-2
Bakung
Kacang Panjang
Bengkoang
Enau
KE-11C
KE-11H
KE-11G
Flamboyan
Sidoarjo
Porong-1
28" Diameter Pipeline
LEGEND
Mundu
Kujung Fm
Plio-Pleistocene
Mid - Lt Miocene Clastics
Oil Field
Gas Field
Pasuruan
Madura Strait
Grati
Probolinggo
Besuki
0
10
20
Kilometres
MALAYSIA
Sumatra
INDONESIA
Java
Location

Source Santos Ltd

DEVELOPMENT CONCEPT

Cue Energy Resources Limited



Java Sea
Madura
Sumenep
Sampang
Gresik
Surabaya
Worrel Wellhead Platform
7 Km Pipeline
Fso
Production Barge
Oyong Platform
Oil Phase
Madura
Strait
60 km Pipeline
PGN Pipeline
Grati
Trans Java Pipeline
Onshore Gas Processing Plant
Gas Phase
Probolinggo
Leces
East Java

Source Santos Ltd

… three stage development

OYONG DEVELOPMENT

Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10 m
31m
3m
Sea Surface
Sea Floor

OIL PHASE

- First oil September 2007, 4Q 2009 3600 bopd gross
- 6 + million barrels recoverable
- 4 + million barrels produced

GAS PHASE

- Gas development completed
- First gas October 2009, 50-60 million cfd gas
- 100 billion cubic feet recoverable in mid case

COST

- Capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd


Cue Energy Resources Limited
WORTEL GAS DISCOVERY
Wortel
Surabaya
Sampang PSC
Madura Strait
Brantas PSC
Madura Offshore PSC
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m
RECOVERABLE GAS
POTENTIAL (BCF)
LOW MID HIGH
60 100 130
Depth Map
... tie to Oyong

Cue Energy Resources Limited

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- Tie back to Oyong
- Plan of development submitted to government
- First gas 2Q 2011
- Estimated CAPEX US$121 million
- Cue share US$18 million


Cue Energy Resources Limited
NEW ZEALAND
MAARI OIL FIELD
5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Manaia -1
Maui-4
Water depth approx 100m
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Auckland
NEW ZEALAND
OMV (Operator) 69%
Todd 16%
Horizon 10%
Cue 5%
Pohokura
New Plymouth
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km
... upside potential in Maari & Manaia


Cue Energy Resources Limited
MAARI DEVELOPMENT SCHEME
Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical
Source OMV New Zealand
... development completed

Structure map on top Moki reservoir



1500
MR1P7
MR6P2
1328
MR2P1
MR2aP1
MOKI-1
MR3P8
MR4P9
MR7P5
MR8P3
MR5P12
OWC
MAARI-2
Well
Head
Platform
Top reservoir intersection
1300
MOKI-2A
1328
Oil Producer
Water injector
1400
Scale 1km
Contour Interval 10m
Source OMV NZ January 2009

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
ZONE
FAULT
KIWI
MAARI
Maari-1A
Moki-1
(1983)
Moki-2A
(1985)
MANAIA
Maui-4
(1970)

- Platform, FPSO installed, Development drilling completed
- First oil 1Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$660 million gross
  Cue share ~ US$33 million
  Project loan facility US$20 million

... substantial oil production increase

Maari and Manaia oilfields

Cue Energy Resources Limited


Manaia Oil Field
Maari Oil Field
Top M2A
Top Moki Fmn
Top Mangahewa Fmn
Manaia Well path
Top Mangahewa Sst
Approx 7 km
PSTM seismic


SW
NE
Maui-4
Maari
Well Head Platform
6 km
Depth mSS
Source: OMV Oct 2009
0
100
1000
2000
Plio-Pleistocene
Miocene
Oligocene
Eocene
Manganui Formation
Manaia Moki Sandstone Appraisal Opportunity
M2A Sandstone
Moki Sandstone
Lower Manganui Fm
Maari Mangahewa Sandstone Appraisal Opportunity
Ngatoro Group
Mangahewa Fm
Manaia Structure
Maari Structure


Top Mangahewa Sandstone
Depth Map
Maari Oil Field
Maari WHP
Manaia Well path
Approx 7km
Manaia Oil Field
Maui-4
Scale 5km

PEP 51313 Location

Cue Energy Resources Limited



New Zealand
N
Kiwa – 1
Hector - 1
PEP 38483
Pukeko - 1
Pukeko
Hine
PMP 38160
Maari
Maari - 1
Maari - 2
Maari Dev
Moki - 1
Moki - 2
PEP 38413
Maui -4
Pike
Manaia
Paua
Paikea
Te Whatu-2
Te Whatu
PEP 51321
Rehua
PEP 51313
Cue 20%
Matariki
Strat-Play
Matariki
North Tasman -1
Puanga
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale 10km
Legend
Cue Permit
Oil Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2009

PEP 51149 Location

Cue Energy Resources Limited



New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Mt Taranaki
Tohu
New 2D seismic
Rahotu-1
Burgess-1
Tipoka
Pungarehu
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Kapuni Gas Field
Scale 5km
Auckland
NEW ZEALAND
Legend
Cue Permit
Oil Fields
GasFields
Prospects
Leads
Wells

Source: Todd Petroleum 2009


CARNARVON BASIN PERMITS
Cue Energy Resources Limited
AUSTRALIA
LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Rose 3D Seismic Survey
WA-389-P
Cue 100%
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 15%
WA-361-P
Zeus
Cue 20%
MEO
+5%
Option
WA-360-P
Andromeda-1
Glatton-1
Brigadier-1
Gandara-1
Lacerta-1
Eastwood-1
Malus-1
WA-270-P
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
Egret
Cossack
Wanaea
Legendre
Perseus
Eaglehawk
North Rankin
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Iago
Wilcox
Geryon
Urania
Pluto
Dionysus
WA-267-P
WA-350-P
WA-17-L
WA-16-L
WA-2-L R1
WA-1-P R5
WA-208-P R2
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
W03-9
W04-9
WA-330-P
WA-321-P
WA-323-P
WA-28-P R6
WA-16-R
WA-254 -P R1
WA-209 -P R2
20°
... adjacent to large fields

WA-360-P: ARTEMIS PROSPECT

Cue Energy Resources Limited



Depth
2800
2900
3000
3100
3200
3300
3400
3500
3600
CalypsoShelf Edge
Legendre Shelf Edge
Facies change to marine shale
Fault boundary
Subcrop
Western boundary of Artemis Prospect defined by faults with pinchout of reservoir sequences.
Cue 20% plus MEO 5% option
Titania-1
Capella-1
Perseus-1
Perseus South-1
Goodwyn-A1
Keast-1
Yodel-2
Wheatstone-1
Pluto-1
North Tryal Rocks-1
Top Legendre Depth Map

Source: MEO 2009

Excludes West Artemis due to lack of 3D coverage

Cue Energy Resources Limited

WA-360-P: ARTEMIS PROSPECT


Wheatstone
WA-360-P
Wheatstone-1
Gas Chimney
Gas
Artemis-1
Wheatstone-1

Source: MEO 2009

WA-389-P: Rose 3D & 2D Survey

Cue Energy Resources Limited

Amplitude Map



WA-389-P
Section line



ARBITRARY LINE FULL STACK PSTM - FLATTENED ON SEA FLOOR
Legendre FMN
Athol FMN
Intra-Athol sst
top Brigadier FMN
Near top Mungaroo FMN
Intra- Mungaroo (Channels)
1.
2.
3.
4.
1.14
1.22
1.29
1.37
1.44
1.52
1.60
1.67
1.75
1.82
1.90
1.98
2.05
2.13
2.20
2.28
2.36
2.43
2.51
2.58
2.66
2.74

Multi level Lead

1. Athol Turbidite
2. Top Brigadier Fmn
3. **Top Mungaroo FMN**
4. Intra Mungaroo Fmn



NEARS
MIDS
FARS
GWC??

WA-389-P: Rose 3D & 2D Survey

Cue Energy Resources Limited


WA-389-P

Near Top
Mungaroo
Depth Map

4300mSS closing contour


WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
Northern Prospect
Central Prospect
Southern Prospect
4300mSS
Scale 10km

WA-389-P: Rose 3D & 2D Survey

Cue Energy Resources Limited


WA-389-P

Near Top
Mungaroo
Amplitude Map

Prospects


WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
Fault seal
Scale 10km

Cue Energy Resources Limited

AC/RL7 ASHMORE CARTIER



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF) POTENTIAL
1P equiv
2P equiv
3P equiv
290
640
1430
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
~200km
~700km
Bayu/Undan to Darwin
Challis/ Cassini
Darwin
Skua
Crux
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

T/37P + T/38P BASS BASIN PERMITS

Cue Energy Resources Limited


VICTORIA
TASMANIA
Konkon 1
Seal 1
T/45P (Rawson Resources)
Toolka 1
Koorkah 1
T06-3 (Tap?)
Cormorant 1
King 1
Barramundi 1
Bass 1
Trefoil 1
Yolla
T/44P (Origin)
White Ibis 1
Bass 3
T/RL1
Tarook 1
T/18P
Poonboon 1
T/38P
Narimba 1
Flinders 1
Pelican 1
Pelican 5
Pipipa 1
Spikey Beach Prospect
Tilana 1
T/37P
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Squid
CUEBASS08
2D Seismic Survey outline
Duke Energy International Tasmanian Gas Pipeline
N
T/41P
Chat I
T/39P
Peejay-1
T/42P
T/43P
Durroon 1
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0
25Km
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA

... focus of renewed industry interest

Cue Energy Resources Limited

SUMMARY

WHY INVEST IN CUE

- Balanced portfolio
  - Large increase in oil production
  - Gas production
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

IT'S ALL ABOUT PERFORMANCE